Exhibit 99.5


              ELSCINT AND ELBIT MEDICAL BIDS FOR TELEVISION LICENSE

        JOINT VENTURE WITH TAYA GROUP SUBMITS BID FOR LICENSE TO OPERATE
                          ISRAEL'S CHANNEL 2 TV STATION


Tel-Aviv, Israel - February 2, 2005 - Elscint Ltd. (NYSE: ELT) ("Elscint") today announced that, further to its announcement of November 30, 2004 regarding the joint participation of the Company and Elbit Medical Imaging ("EMI"), the controlling shareholder of the Company, in a joint venture company ("Canne"); on January 31, 2005 Canne submitted its bid in the tender published by the Second Television and Radio Authority for the award of a license for the operation of the "Channel 2" television channel in Israel for a 10-year period commencing November 2005.

Pursuant to the Term Sheet dated November 29, 2004 ("Term Sheet") Elscint and EMI each acquired 25% of Canne, while Taya Communications Ltd., a public company traded on the Tel Aviv Stock Exchange and the owner and operator inter alia of television studios and media marketing companies ("Taya"), acquired the remaining 50%.

Within the framework of the tender bid and the resolution of the Board of Directors dated November 28, 2004, Elscint and EMI have undertaken to make available to Canne credits and guarantees and to finance working capital and other liabilities, up to an aggregate amount of NIS 32.5 million (approximately $7.5 million), as required, if the tender bid is successful.

Elscint and EMI have a right, for the period of 12 months after the commencement of broadcasting by Canne, to convert their holdings in Canne to shares in Taya under certain agreed conditions.

Pursuant to the Term Sheet, the parties also agreed to nominate Mr. Oren Most as General Manager of Canne on terms agreed in principle between Mr. Most and Taya. On January 27, 2005, Canne signed an employment agreement with Mr. Most adopting the above terms.

In addition, the Term Sheet provides that Elscint and EMI will each bear 25% of the financial cost to be incurred by Taya deriving from: (a) 2.5% of the outstanding shares of Canne allotted to Mr. Most by Taya, whether by way of dividends or upon divestment; and (b) the exercise by Mr. Most of certain options awarded to him by Taya to acquire shares in Taya, up to a maximum amount of NIS 500,000 ($116,500) each.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

Company Contact:                          Investor Contact:
----------------                          -----------------
Mr. Marc Lavine                           Rachel Levine
+011-972-3-6036000                        The Anne McBride Company
                                          +1-212-983-1702 x207
                                          rlevine@annemcbride.com
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